EXPENSE LIMITATION AGREEMENT
Amendment No. 4

December 20, 2006

The Expense Limitation Agreement dated May 1, 2003 and amended on February 1, 2004, January 1, 2005 and May 1, 2006 (the “Agreement”) by and between SUN CAPITAL ADVISERS TRUST (the “Trust”), on behalf of its series listed on Schedule A (each a “Fund” and collectively the “Funds”) and SUN CAPITAL ADVISERS LLC (the “Adviser”) is hereby amended as follows:

WHEREAS, the Trust has applied for an order from the Securities and Exchange Commission to permit the substitution of assets from certain third-party investment options offered in certain Sun Life Financial variable products to the SC FI Large Cap Growth Fund, a series of the Trust (as listed on Schedule A) (“Substitution Application”).

WHEREAS, the Substitution Application states that the Adviser has contractually agreed to waive its management fee and, if necessary, to limit other ordinary operating expenses so that the total operating expenses of the SC FI Large Cap Growth Fund for a period of two years after the order requested by the Substitution Application is granted.

WHEREAS, the Adviser wishes to extend the current expense limitation for the SC FI Large Cap Growth Fund for a period of two years following the substitution transaction requested in by the Substitution Application.

NOW THEREFORE, in consideration of the mutual covenants herein contained the parties hereto agree to amend the Agreement as follows:

The following is added to the end of Section 1 of the Agreement.

The Adviser agrees to waive its advisory fees and to reimburse the SC FI Large Cap Growth Fund for its ordinary operating expenses for a two-year period (“Substitution Period”) starting on the date of the substitution transaction authorized by order of the Securities and Exchange Commission, to the extent necessary so that the total operating expenses for the SC FI Large Cap Growth Fund do not exceed the Expense Limitation set forth on Exhibit A for this fund. It is anticipated that the Substitution Period will begin no earlier than April 30, 2007. The Adviser further agrees to continue this expense limitation for the remainder of the Subsequent Period commencing prior to the end of the Substitution Period, unless the Adviser notifies the Board of Trustees that the Adviser intends to terminate this expense limitation at the end of the Substitution Period in accordance with the provisions of Section 2 of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

SUN CAPITAL ADVISERS TRUST
On behalf of its Series,

SC FI Large Cap Growth Fund

Attest:/s/ MAURA A MURPHY  By: /s/ JAMES M.A. ANDERSON
Name: Maura A. Murphy  Name: James M.A. Anderson
Title: President, Chief Executive Officer and Trustee

SUN CAPITAL ADVISERS LLC

By: /s/JAMES F. ALBAN
Name: James F. Alban
Title: Chief Financial Officer

By: /s/ EVAN S. MOSKOVIT
Name: Evan S. Moskovit
Title: Senior Managing Director